EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 10, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO ANNOUNCES Q2 PRODUCTION INCLUDING SUBSTANTIAL YEAR-OVER-YEAR PRODUCTION INCREASES

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to report its Q2 2014 production results from its Avino property, located 80km northeast of Durango, Mexico.

Production Highlights for Second Quarter, 2014 (Compared to Second Quarter, 2013)

•	Silver production increased 27% to 223,183 oz

•	Gold production increased 47% to 1,157 oz

•	Silver equivalent production increased 32% to 295,531 oz*

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

We are happy to report our Q2 results which demonstrate the continued consistency of our operations. Avino is on track to significantly increase its annual production over 2013 for Circuits 1 and 2; in addition, Circuit 3 is expected to come online at 1,000 tonnes per day in Q4 which should further increase our production growth relative to 2013.

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated 2nd Quarter 2014 Production Highlights*

Comparative production numbers from Q2 2014 and Q2 2013 are presented below:

	Q2 2014	Q2 2013	Quarterly Change %	2014 YTD Totals
Total Silver Produced (oz) calculated	223,183	175,166	27.4	455,584
Total Gold Produced (oz) calculated	1,157	786	47.3	2,430
Total Silver Eq. Produced (oz) calculated	295,531	224,291	31.8	607,531

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q2 San Gonzalo Production Highlights*

Comparative figures for Q2 2014 and Q2 2013 for the San Gonzalo mine are presented below as well as 2014 year-to-date totals:

	Q2 2014	Q2 2013	Quarterly Change %	2014 YTD Totals
Total Mill Feed (dry tonnes)	20,400	19,988	2.1	40,185
Average Daily Throughput (tpd)	232	227	2.1	231
Days of Operation	88	88	0.0	174
Feed Grade Silver (g/t)	334	280	19.2	344
Feed Grade Gold (g/t)	1.86	1.22	53.0	1.94
Bulk Concentrate (dry tonnes)	545	636	(14.4)	1,197
Bulk Concentrate Grade Silver (kg/t)	10.44	7.28	43.4	9.67
Bulk Concentrate Grade Gold (g/t)	53.65	28.10	90.9	49.85
Recovery Silver (%)	84	83	0.7	84
Recovery Gold (%)	77	73	5.3	77
Mill Availability (%)	97.1	96.4	0.7	96.9
Total Silver Produced (kg)	5,688	4,634	22.8	11,571
Total Gold Produced (g)	29,221	17,849	63.7	59,662
Total Silver Produced (oz) calculated	182,884	149,004	22.7	372,022
Total Gold Produced (oz) calculated	939	574	63.7	1,918
Total Silver Equivalent Produced (oz) calculated	241,600	184,879	30.7	491,908

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q2 2014 Highlights

•	Gold and silver feed grades were 53.0% and 19.2% higher than those of Q2 2013. The higher feed grades were expected as feed for the quarter came from mining on the 5th level.

•	The higher feed grades also provided better gold and silver recoveries to those of the second quarter 2013 by 5.3% and 0.7% respectively.

•	Concentrate grades were also better than those of Q2 2013 but fewer tonnes were produced as a result of the higher quality.

•	The above resulted in silver and gold production increases of 22.7% and 63.7% respectively.

Q2 Avino Mine Stockpile (Circuit 2) Highlights*

Comparative Production numbers from Q2 2014 and Q2 2013 at Circuit 2 which is processing above ground Avino Mine Stockpiles, as well as 2014 year-to-date totals are reported as follows:

	Q2 2014	Q2 2013	Quarterly Change %	2014 YTD Totals
Total mill feed – (dry tonnes)	19,652	16,281	20.7	39,435
Average Daily Throughput (tpd)	223	209	7.0	227
Days of Operation	88	78	12.8	174
Feed grade Silver - g/t	94	79	19.5	97
Feed grade Gold - g/t	0.53	0.78	(32.5)	0.63
Bulk concentrate – (dry tonnes)	225	200	12.5	423
Bulk Concentrate Grade Silver (kg/t)	5.68	4.06	39.9	6.14
Bulk Concentrate Grade Gold (g/t)	30.46	32.96	(7.6)	37.68
Recovery Silver (%)	67	63	6.4	68
Recovery Gold (%)	65	52	25.1	64
Mill availability (%)	95.0	90.07	5.5	95.5
Total Silver Produced (Kg)	1,253	814	54.0	2,599
Total Gold Produced (g)	6,784	6,604	2.7	15,956
Total Silver Produced (oz) calculated	40,299	26,162	54.0	83,562
Total Gold Produced (oz) calculated	218	212	2.9	513
Total Silver Eq. Produced (oz) calculated	53,931	39,412	36.8	115,624

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q2 2014 Highlights

•
Tonnage processed in the quarter was higher than in Q2 2013 by 20.7%. The improvement was due to better mill availability and the fact that in Q2 2013 the Circuit was undergoing commissioning and testing.

•	Silver production was higher by 54.0% due to the higher tonnage processed, higher feed grade and better silver recovery relative to Q2 2013.
•
Gold production was higher by 2.9% as a result of higher tonnage processed and higher recoveries, although this was partially offset by the lower gold feed grade of 0.53 g/t compared with 0.78 g/t in Q2 2013.

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.